Exhibit 99.1

Medigus Ltd Announces First Quarter 2018 Financial Results

OMER, Israel, June 11, 2018 — Medigus Ltd. (“Medigus” or the “Company”) (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and an innovator in direct visualization technology, today announced financial results for the three months ended March 31, 2018.

“This quarter, we have broadened availability of MUSE™ in key markets, including Turkey, Azerbaijan and Georgia, and will continue to execute on key strategic initiatives that will support sustainable growth for the remainder of 2018.” said Chris Rowland, CEO of Medigus.

Recent Highlights:

●	The first MUSE™ procedures for treatment of gastroesophageal reflux disease (GERD) were performed in Spain.
●	Medigus announced a distribution agreement in Turkey, Azerbaijan and Georgia with MELEKIRMAK, a distributor of minimally invasive medical devices.

Financial Results for the three months ended March 31, 2018:

●	Revenues for the three months ended March 31, 2018, were $67,000, a decrease of $47,000, or 41%, compared to $114,000 for the three months ended March 31, 2017.
●	Gross loss for the three months ended March 31, 2018, was $16,000, a decrease of $214,000, or 93%, compared to gross loss of $230,000 for the three months ended March 31, 2017. The decrease was primarily due to a decrease in inventory impairment of $252,000.
●	Sales and marketing expenses for the three months ended March 31, 2018, were $262,000, an increase of $116,000, or 79%, compared to $146,000 for the three months ended March 31, 2017. The increase was primarily due to marketing efforts which were implemented recently by the Company.
●	General and administrative expenses for the three months ended March 31, 2018, were $383,000, a decrease of $1,006,000, or 72%, compared to $1,389,000 for the three months ended March 31, 2017. The decrease was primarily due to professional services of approximately $0.9 million recorded in the three months ended March 31, 2017 in connection with issuance expenses relating to fund raising completed in that period.
●	Loss for the three months ended March 31, 2018, was $1,080,000 or $0.01 per basic and diluted ordinary share, compared to approximately $2.0 million or $0.04 per basic and diluted ordinary share in the three months ended March 31, 2017.
●	Net cash used in operating activities was $1.3 million for the three months ended March 31, 2018, compared to net cash used in operating activities of $1.1 million for the corresponding 2017 period.
●	Cash and cash equivalents and short-term deposit the Company held as of March 31, 2018 were $5.0 million, compared to $6.3 million as of December 31, 2017.

For detailed financial statements, please follow the link: http://www.medigus.com/investor-relations/financial-reports.

About Medigus

The Company is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. The Company is the developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the Company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Company’s management and its knowledge of the relevant market. The Company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com